Exhibit 99.1

PERDIGÃO S. A.

OPINION OF THE FISCAL COUNCIL FOR ALLOCATION OF RESULTS FOR FISCAL YEAR 2008

The Fiscal Council of Perdigão S. A., having examined the Management’s Proposal for allocating the result for the fiscal year ending December 31 2008, hereby declares its opinion that the same is apposite for approval by the General Shareholders’ Meeting.

The net income for the fiscal year of R$ 77,438,052.34 reflects the absorption of a loss (pursuant to Law 11.638/07) of R$ 232,107.83, with net income for distribution of R$ 77,205,944.51, which was allocated to dividends, in the form of interest on shareholders’ equity, and reserves as follows: interest on shareholders’ equity - R$ 73,345,647.28; legal reserve - R$ 3,860,297.23. Since total interest on shareholders’ equity was R$ 76,415,218.66, resources were drawn against the Reserve for Expansion in the amount of R$ 3,069,571.38.

Distributed interest on shareholders’ equity totaling R$ 76,415,218.66, corresponds to R$ 0.37 per share of the free float, equivalent to 103.9% of the adjusted net income for the fiscal year pursuant to Article 202 of Law 6.404/76 for the purposes of the minimum mandatory dividend. Since payout will have been effected prior to the OGM convened for April 30 2009, approval shall therefore require the ratification of the General Meeting.

São Paulo, March 23 2009.

Attilio Guaspari	Fabio dos Santos Fonseca

Décio Magno Andrade Stochiero